Resolution on Revoking Stock Option Rights

1. Details of revocation

• Number of the subject persons : A total of 13 persons

•	Number of stocks to become ineffective : 1,900,000 shares of registered common stock

• Details of the stock option rights to be revoked

• Granting date : December 16, 2004

• Exercise period : 4th grant – December 17, 2006 ~ December 16, 2011

5th grant – March 26, 2007 ~ March 25, 2012

• Exercise price : KRW 5,000

2. Status of the stock option rights after the revocation

• Number of grantees : 1,536 persons

• Number of the stock option rights granted : 20,066,481 registered common shares

3. Reasons for revocation

• Voluntary waiver

4. Date of the BOD resolution : February 27, 2006

• Attendance of outside directors

Outside directors present : 3 out of 5

Audit Committee members who are not outside directors : none

5. More details of the stock option rights to be revoked

• 4th (granting date : December 16, 2004)

• Number of stocks to become ineffective : 1,570,000

• Exercise period : December 17, 2006 ~ December 16, 2011

• Exercise price : KRW 5,000

• 5th (granting date : March 25, 2005)

• Number of stocks to become ineffective : 330,000

• Exercise period : March 26, 2007 ~ March 25, 2012

• Exercise price : KRW 5,000

[Details of ineffective stock option rights]

		No. of shares to
	Relations with the	be revoked
Name	Company	(common shares)	Remarks

Janice Lee	Officer	1,000,000	4th grant

Kyu-Shik Shin	Officer	150,000	5th grant

Matt Ki Lee	Officer	150,000	4th grant

Chong-Hoon Park	Officer	150,000	5th grant

Young-Bo Chang	Officer	50,000	4th grant

Geon-Jun Park	Officer	150,000	4th grant

Won-Hee Lee	Officer	50,000	4th grant

Kyung-Yu Min	Officer	50,000	4th grant

Seung-Seog Lee	Officer	50,000	4th grant

Chan-Woong Park	Officer	30,000	4th grant

Yeon-Ho Kim	Officer	30,000	5th grant

In-Gyu Lee	Officer	20,000	4th grant

Chung-Sik Chae	Officer	20,000	4th grant